UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Stewart Enterprises, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
860370105
(CUSIP Number)
June 19, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|X|	Rule 13d-1(c)
|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
JC Clark Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3.	SEC Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
5,013,564
	6.	Shared Voting Power
283,620
	7.	Sole Dispositive Power
5,013,564
	8.	Shared Dispositive Power
283,620
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,297,184
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.	Percent of Class Represented by Amount in Row (9)
5.14%
12.	Type of Reporting Person (See Instructions)
CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Caledon Commonwealth Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3.	SEC Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
5,013,564
	6.	Shared Voting Power
283,620
	7.	Sole Dispositive Power
5,013,564
	8.	Shared Dispositive Power
283,620
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,297,184
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.	Percent of Class Represented by Amount in Row (9)
5.14%
12.	Type of Reporting Person (See Instructions)
CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John C. Clark
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3.	SEC Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
5,013,564
	6.	Shared Voting Power
283,620
	7.	Sole Dispositive Power
5,013,564
	8.	Shared Dispositive Power
283,620
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,297,184
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.	Percent of Class Represented by Amount in Row (9)
5.14%
12.	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:

Stewart Enterprises, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1333 South Clearview Parkway, Jefferson, LA 70121.

Item 2.

(a)	Name of Person Filing:

JC Clark Ltd., Caledon Commonwealth Ltd. and John C. Clark (the “Reporting Persons”).

(b)	Address of Principal Business, or if none, Residence:

130 Adelaide Street West, Suite 3400, Toronto, Ontario, M5H 3P5.

(c)	Citizenship:

Ontario, Canada

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number: 860370105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:
(a)	Amount beneficially owned (as of June 19, 2006):

5,297,184

(b)	Percent of class:

5.14%.

(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	5,013,564.
	(ii) Shared power to vote or to direct the vote:	283,620.
	(iii)	Sole power to dispose or to direct the disposition of :	5,013,564.
	(iv)	Shared power to dispose or to direct the disposition of :	283,620.

The aggregate percentage of shares of Class A Common Stock of the Issuer reported beneficially owned by the Reporting Persons is based upon the 103,067,944 shares of Class A Common Stock issued and outstanding as of

May 31, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 30, 2006 as filed with the Securities and Exchange Commission on June 9, 2006.

Beneficial ownership of Caledon Commonwealth Ltd. and John C. Clark is indirect through JC Clark Ltd.

Item 5.	Ownership of 5% or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

JC Clark Ltd., which is engaged in the business of providing discretionary investment management services, is deemed to be a beneficial owner (and Caledon Commonwealth Ltd. and John C. Clark are deemed to be indirect beneficial owners) of the Class A Common Stock reported in this Statement for purposes of Rule 13d-3 under the Act since it has the power to vote and/or the power to dispose of the Class A Common Stock held in accounts on behalf of multiple clients serviced by the firm. The clients have beneficial interests in the Class A Common Stock reported in this Statement under which they have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock. No individual client has interests in the Class A Common Stock that exceed more than five percent of the outstanding Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	June 19, 2006

JC CLARK LTD.

By:  /s/ John C. Clark

Name:	John C. Clark
Title:	Chief Executive Officer

JOHN C. CLARK

        /s/ John C. Clark

CALEDON COMMONWEALTH LTD.

By:          /s/ John C. Clark

Name:	John C. Clark
Title:	President

EXHIBIT I

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

a.

Joint Filing. Each of the undersigned persons does hereby agree to jointly file with the Securities and Exchange Commission a Schedule 13G on behalf of each of them with respect to their beneficial ownership of Class A Common Stock of Stewart Enterprises, Inc.

b.

Power of Attorney. Know all persons by these presents that each person whose signature appears below constitutes and appoints John C. Clark and Mark Damelin, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and reconstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the Schedule 13G filed on behalf of each of them with respect to their beneficial ownership of securities of Stewart Enterprises, Inc., and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or such person or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: June 19, 2006

JC CLARK LTD.

By:   /s/ John C. Clark

Name:	John C. Clark
Title:	Chief Executive Officer

JOHN C. CLARK

        /s/ John C. Clark

CALEDON COMMONWEALTH LTD.

By:   /s/ John C. Clark

Name:	John C. Clark
Title:	Chief Executive Officer

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